INDEPENDENCE HOLDING COMPANY
2016 STOCK INCENTIVE PLAN

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Restricted Share Unit Award Agreement

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You are hereby awarded Restricted Share Units subject to the terms and conditions set forth in this Restricted Share Unit Award Agreement ("Award Agreement" or "Award"), and in the Independence Holding Company 2016 Stock Incentive Plan (the "Plan"), which is attached hereto as Exhibit A. You should carefully review these documents, and consult with your personal financial advisor, in order to fully understand the implications of this Award, including your tax alternatives and their consequences.

By executing this Award Agreement, you agree to be bound by all of the Plan's terms and conditions as if they had been set out verbatim in this Award Agreement. In addition, you recognize and agree that all determinations, interpretations or other actions respecting the Plan and this Award Agreement will be made by the Board of Directors (the "Board") of Independence Holding Company (the "Company"), or any Committee appointed by the Board to administer the Plan, and shall (in the absence of manifest bad faith or fraud) be final, conclusive and binding upon all parties, including you, your heirs and representatives. Capitalized terms are defined in the Plan or in this Award Agreement.

1.   **Specific Terms**. Your Restricted Share Units have the following terms:

Name of Participant	
Number of Restricted Share Units Subject to Award	
Purchase Price per Share (if applicable)	
Award Date	
Vesting	

2.   **Terms of Restricted Share Units**.

(a)   Your Restricted Share Units shall be recorded in the Company's books and records, and shall be issued to you when they have become vested and non-forfeitable and the restrictions hereunder shall have lapsed.

(b)   Stop Transfer and other Restrictions. In addition, your Restricted Share Units shall be subject to such stop-transfer orders and other restrictive measures as the Company shall deem advisable under federal or state securities laws, and the rules and regulations thereunder, and the rules of the New York Stock Exchange, or to implement the terms, conditions and restrictions hereunder.

(c)   Compliance Matters. The Company shall have no obligation to issue or deliver your Restricted Share Units to you until such time as the Company shall have determined that such actions by the Company are in compliance with all applicable laws and regulations of governmental authorities and the requirements of any securities exchange on which shares of Company stock are traded.

(d)   Restrictions on Transfer. Until such time as your Restricted Share Units have become vested and non-forfeitable, you shall have no right to sell, transfer, assign, pledge or otherwise encumber or dispose of your Restricted Shares Units (except for forfeitures to the Company), except as expressly approved by the Committee.

(e)   Additional Rights. Other than as set forth in this Award Agreement and in the Plan, as the owner of record of any Restricted Share Units that you qualify to receive pursuant to this Award Agreement, you will be entitled to the right to the payment of any cash dividends and other distributions (including those paid in stock) following the date of issuance of such Restricted Share Units and to the extent paid in stock, such stock shall be subject to the same restrictions contained hereunder.

3.   **Designation of Beneficiary**. Notwithstanding anything to the contrary contained herein or in the Plan, following the execution of this Award Agreement, you may expressly designate a beneficiary (the "Beneficiary") to your interest, if any, in the Restricted Share Units awarded hereby. You shall designate the Beneficiary by completing and executing a designation of beneficiary agreement substantially in the form attached hereto as Exhibit B (the "Designation of Beneficiary") and delivering an executed copy of the Designation of Beneficiary to the Company.

4.   **Taxes.** By signing this Award Agreement, you acknowledge that you shall be solely responsible for the satisfaction of any taxes that may arise (including taxes arising under Sections 409A or 4999 of the Code), and that neither the Company nor the administrator of the Plan shall have any obligation whatsoever to pay such taxes.

5.   **Notices**. Any notice or communication required or permitted by any provision of this Award Agreement to be given to you shall be in writing and shall be delivered personally or

sent by certified mail, return receipt requested, addressed to you at the last address that the Company has for you on its records. Each party hereto may, from time to time, by notice to the other party hereto, specify a new address for delivery of notices relating to this Award Agreement. Any such notice shall be deemed to be given as of the date such notice is personally delivered or properly mailed.

6. **Binding Effect**. Except as otherwise provided in this Award Agreement or in the Plan, every covenant, term, and provision of this Award Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, legatees, legal representatives, successors, permitted transferees, and permitted assigns.

7. **Modifications**. This Award Agreement may be modified or amended at any time in accordance with Section 15 of the Plan; provided that you must consent in writing to any modification that adversely and materially affects your rights or obligations under this Award Agreement (with such an affect being presumed to arise from a modification that would trigger a violation of Section 409A of the Code).

8. **Headings**. Section and other headings contained in this Award Agreement are for reference purposes only and are not intended to describe, interpret, define or limit the scope or intent of this Award Agreement or any provision hereof.

9. **Severability**. Every provision of this Award Agreement and of the Plan is intended to be severable. If any term hereof is illegal or invalid for any reason, such illegality or invalidity shall not affect the validity or legality of the remaining terms of this Award Agreement.

10. **Counterparts**. This Award Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

11. **Plan Governs**. Your Award is subject to all interpretations, amendments, rules and regulations which from time to time may be promulgated and adopted pursuant to the Plan. In the event of a conflict between the provisions of this Award Agreement and those of the Plan, the provisions of the Plan shall control.

12. **Governing Law**. The laws of the State of Delaware shall govern the validity of this Award Agreement, the construction of its terms, and the interpretation of the rights and duties of the parties hereto.

13. **Not a Contract of Employment**. By executing this Award Agreement, you acknowledge and agree that (i) any person who is terminated before full vesting of an award, such as the one granted to you by this Award, could claim that he or she was terminated to preclude vesting; (ii) you promise never to make such a claim; (iii) nothing in this Award Agreement or the Plan confers on you any right to continue an employment, service or consulting relationship with the Company or its Affiliates, nor shall it affect in any way your right or the Company or its Affiliates' rights, as applicable, to terminate your employment,

service, or consulting relationship at any time, with or without Cause; and (iv) the Company would not have granted this Award to you but for these acknowledgements and agreements.

[Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have executed this Award Agreement as of the Award Date first set forth above.

INDEPENDENCE HOLDING COMPANY

By: _____

     Name:

     Title:

PARTICIPANT

By: _____

INDEPENDENCE HOLDING COMPANY

2016 STOCK INCENTIVE PLAN

See attached.

INDEPENDENCE HOLDING COMPANY
2016 STOCK INCENTIVE PLAN

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Designation of Beneficiary

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In connection with Award Agreements between Independence Holding Company (the "<u>Company</u>") and _____, an individual residing at _____ (the "<u>Recipient</u>"), the Recipient hereby designates the person specified below as the beneficiary of the Recipient's interest in Awards as defined in the Company's 2016 Stock Incentive Plan (the "<u>Plan</u>"). This designation shall remain in effect until revoked in writing by the Recipient.

Name of Beneficiary: _____

Address: _____

   _____

   _____

Social Security No.:   _____

This beneficiary designation relates to any and all of Recipient's rights under the following Award or Awards:

☐ any Award that Recipient has received under the Plan.

☐ the _____ Award that Recipient received pursuant to an award agreement dated _____ __, ____ between Recipient and the Company.

The Recipient understands that this designation operates to entitle the above-named beneficiary to the rights conferred by an Award from the date this form is delivered to the Company until such date as this designation is revoked in writing by the Recipient, including by delivery to the Company of a written designation of beneficiary executed by the Recipient on a later date.

Date: _____

By: _____

Print : _____

Sworn to before me this
____day of _____, 20__
_____
Notary Public
County of _____
State of   _____